Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas   New York NY 10018
                     Tel 212 930 9700 Fax 212 930 9725   www.srff.com

                                        May 3, 2005

Ms. Sara W. Dunton
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Form SB-2 filed January 20, 2005
     File No. 333-122162

Dear Ms. Dunton:

This firm represents GameZnFlix, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's
Amendment No. 1 to its Form SB-2 for filing. Below, please find our responses to your February 17, 2005 comment letter:

General

1. Please comply with the comments on the Form SB-2 as they apply to your Form 10-KSB for the year ended December 31, 2004.

Response

The Company has advised that it has incorporated all comments into its Form 10-KSB for the year ended December 31, 2004.

2. Please update your filing as necessary to reflect recent events. For example, we note that in early February you renamed the subsidiary AmCorp Group, Inc. (to GameZnFiix Racing and
Merchandising), appointed a new president, and opened a distribution center in Sterling, Colorado.

Response

The filing has been updated to reflect recent events.

3. We could not locate the Convertible Debenture issued to Golden Gate Investors among your list of exhibits. Please revise or advise.

Response

We have filed the convertible debenture as an exhibit to the registration statement.

4. Please revise throughout the document to refer to the selling stockholder in the singular tense. For example, at the end of the first paragraph on the cover page, you should state that the selling stockholder "may be deemed an underwriter" of the shares of common stock, which "it" is offering. Revise the selling stockholder section and elsewhere as appropriate.

Response

We have revised throughout the document to refer to the selling stockholder in the singular tense.

5. Please disclose more information regarding your customer base throughout the filing where appropriate, such as the summary, risk factors and business sections.

Response

Since the Company has only recently commenced operations in September 2004 it does not have meaningful data on its customer base. As a result, we do not believe we should incorporate this information into the registration statement.

Prospectus Cover Page, page 1

6. Refer to the first paragraph, end of the second sentence where you disclose "...less the product of the conversion price multiplied by 100 times the dollar amount." Please revise to specify the "dollar amount" to which you refer.

Response

The dollar amount is the dollar amount of the debenture being converted. We have clarified throughout the document.

7. Furthermore, please revise your brief discussion of the convertible debenture in order to make the terms more readily understandable. For example, make a clear distinction between the calculation of the number of shares to be converted, and the price at which those shares will be converted, if those arc in fact two different calculations. We note your disclosure in the risk factors section on page 8 that the debentures are convertible into shares of common stock at an 18% discount to market price.

Response

We have revised the disclosure to make a clear distinction between the calculation of the number of shares to be converted and the conversion price. Further, we have clarified what is meant by the 18% discount.

8. Also, your disclosure of the formula for the number of shares into which the Debenture may be converted differs from the formula in Exhibit 4.24 "Addendum to Convertible Debenture and Securities Purchase Agreement" filed on January 18, 2005 as
Exhibit 4.5 with your Form 8-K. Please revise or advise. If you revise, please do so throughout the document.

Response

We have clarified the appropriate formula throughout the registration statement.

9. Please revise to briefly describe the terms of the common stock purchase warrants.

Response

We have described the terms of the warrants.

Prospectus Summary, page 3
GamcZnFlix, Inc., page 3

10. We note from your disclosure in the last two sentences of the first paragraph that subscribers can retain games for an indefinite amount of time, and exchange them at any time.
However, it is unclear whether these policies apply to DVD rentals, as well as game rentals. Please revise to clarify or advise.

Response

We have revised to indicate that this policy is for DVDs and games.

11. Please revise to disclose your monthly "burn rate" and what month you will run out of money, assuming no change in present trends.

Response

We have revised to include our monthly burn rate and the month in which the Company will run out of money.

12. Please clarify the amount of common stock to be outstanding after the offering, assuming the full exercise of the warrants and the Conversion of the debenture. Currently the amount of common stock to be outstanding after the offering in the second row of the table (647 million), is less than the amount of stock you have registered (1.3 billion).

Response

We have revised the registration statement to state the number of shares to be outstanding after the offering.

13. Clarify whether the use of proceeds calculation takes into account the $50,000 advance the company has already received from GGI, and the $150,000 advance the company will receive when this registration statement goes effective, representing prepayments towards the exercise of warrant shares. Please revise the disclosure as appropriate to reflect these prepayments, both here and in the Use of Proceeds Section on page 12.

Response

We have revised the summary and use of proceeds to discuss the advances.

14. We note your statement on page 4 that the selling stockholder is obligated to exercise the warrant concurrently with the submission of a conversion notice. Does that mean that the selling stockholder would have to buy your stock at $1.09/share, when the current stock price is at $0.02, if they wanted to convert any part of the debenture? Please clarify for us and revise the document as appropriate to reflect this information, such as in the "terms of convertible debentures" section on page 35.

Response

Golden Gate is required to exercise the warrant at $1.09 concurrently with the exercise of its warrant. We have revised the registration statement to discuss the concurrent exercise and conversion in more detail.

15. Furthermore, in order for the reader to place this information in context, please also revise this section to disclose your current stock price, and disclose the total amount of money that GGI would have to pay to the company to exercise the warrant at $1.09, taking into account the $200,000 in prepayments GGI will make, pursuant to the Addendum to the Securities Purchase
Agreement dated December 17, 2004.

Response

We have revised to provide an example of the conversion and exercise in this section.

16. Refer to the last paragraph on page 4. We note that your selling stockholder has agreed to restrict its ability to convert or exercise its warrants; however, we have reviewed your exhibits and were unable to locate the document that this provision appears in. Please advise.

Response

We have filed the convertible debenture as exhibit 4.25 to the registration statement. The 9.99% limitation can be located in section 3.5 of the convertible debenture.

Risk Factors, page 5

17. To provide context for the risk factors relating to attracting subscribers, and minimizing subscriber chum, please revise to disclose the number of customers you currently have, and the general rate of growth and/or chum in your customer base you have experienced since the business started.

Response

As the Company only recently commenced its rental activities it is unable to provide any meaningful churn figures. As a result, we do not believe the inclusion of a churn figure in this risk factor is appropriate.

18. Please consider including additional risk factors relating to the business operations of the company on the following topics:
(i) the risks associated with website maintenance and internet transactions, (ii) your exposure to regulation due to your internet based business, and (iii) the risks associated with verbal agreements with your supplier and fulfillment provider.

Response

We have revised the risk factor section to include a section on website maintenance and Internet transactions and the exposure to regulation of Internet based businesses. We do not believe that it is necessary to include a risk factor relating to the verbal agreements with the supplier and fulfillment provider as the Company is now doing all fulfillment in-house and the Company believe that if the supplier agreement is terminated that it will be easy to replace with another source for titles.

Market for Common Equity and Related Stockholder Matters, page 12

19. Please disclose whether your stock has been trading on the Berlin Stock Exchange or the Frankfurt Stock Exchange over the last year, and at what price your stock has been trading on those exchanges. Also, supplementally tell us why you have listed your stock on those foreign exchanges.

Response

The Company has disclosed that its stock has been trading on the Berlin Stock Exchange and the Frankfurt Stock Exchange and the related price.

The Company listed on these exchanges in order to create access to European investors.

Management's Discussion and Analysis of Financial Condition, page 13

20. Since you operate a primarily subscription-based business, we believe that you should expand your disclosure to discuss your subscriber base. For instance, revise your results of operations sections to include discussion of the number of subscribers and reasons for changes from period to period, if any. Refer to Item 303(b)(1) of Regulation S-B.

Response

As the Company only recently commenced its rental activities it is unable to provide meaningful comparisons of its subscriber base. As a result, we do not believe the inclusion of subscriber comparisons is appropriate at this time.

Results of Operations - Nine Months Ended September 30, 2004
Compared.... page 13 Advertising, page 13

21. We note that you have increased your advertising efforts over the past year after retaining AdSouth Partners in February 2004.
Therefore, please revise this section to discuss any known trends related to this increase in advertising that have had, or are reasonably expected to have, a material impact on your business. Refer to Item 303(b)(1)(iv) of Regulation S-B.

Response

We have revised to discuss known trends including that the Company does not anticipate continuing an increased level of television advertising and that the advertising expenses in the next twelve months should decrease as compared to fiscal year 2004.

Consulting Fees, page 14

22. We note that approximately $2.5 million of consulting fees were expensed in the three months ended September 30, 2004. You also disclose that the increase was due to the launch of your operations. Elsewhere in the document, you disclose that your website was launched in March 2004. It seems that these consulting fees were incurred after the launch. Please revise to give further detail regarding the increase or advise.

Response

In March 2004, the Company launched its website, http://www.gameznflix.com. However, it did not fully commence its operations in the online DVD and video game rental until September 2004. The Company continued to make improvements to its web site from March 2004 through September 2004. The
Company continued to incur consulting fees through September 2004.

Net Loss, page 14

23.  Please relocate this section to appear below "Revenues" on page
13. Please make a corresponding change for the Results of Operations for the Year Ended December 31, 2003 section. In other words, you should relocate the "Net Operating Loss" section on page 15 to appear below 'Revenues" at the bottom of page 14

Response

As requested, we have relocated the Net Loss section.

Operating Activities, page 16

24. Please revise to disclose the net cash used by operating activities for the nine-months ended September 30, 2004 to appear on pages 13-14, where you discuss the results of operations for that period.

Response

We have disclosed the net cash used by operating activities.

Liquidity and Capital Resources, page 16

25. It appears from the addendum to the securities purchase agreement with Golden Gate that you received $50,000 from Golden Gate when this registration statement was filed, and will receive an additional $150,000 when this registration statement goes effective. Please revise this section to reflect those amounts to be received.

Response

We have revised the MDA to reflect the prepaid amounts.

26. Reference is made to the November 11, 2004 Securities Purchase Agreement for the sale of $ 150,000 convertible debentures and warrants to buy 15 million shares of common stock. In your disclosure on the debentures, we note there is an imbedded beneficial conversion feature, as the debentures allow for conversion at the lesser of $.20 or 82% (at an 18% discount) of the average weighted price during specified time periods. In accordance with the provisions of APBO 14, the $150,000 proceeds from the sale of the convertible debentures should be allocated to the two elements (debentures and warrants) for accounting purposes. The allocation of proceeds to the two securities should be based on the relative fair value of these securities.
The value of the warrants could be estimated using an option-pricing model, such as the Black-Scholes model. The amount allocated to the warrants should be recorded as additional paid-in-capital, and as a discount to the related debentures.

Furthermore, the imbedded beneficial conversion feature (or the 18% discount on conversion) on the debentures should be accounted for in accordance with EITF Issue No. 00-27 (see Issue
1). This beneficial conversion feature should be recognized and measured at the time of the debentures' issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. This will result in additional discount to this debt security.

The total discount from an allocation of value to the warrants arid the imbedded conversion feature on the debentures should be amortized to interest expense from the date of issuance to the stated redemption date of the convertible instrument in accordance with the guidance in paragraph 19 of EITE 00..27.

In the amended Form SB.2, provide complete and clear disclosure of the accounting treatment that will result from the issuance of these securities, In this regard, provide a footnote in the updated audited financial statements for the fiscal year ended December 31, 2004 that describes the securities agreement, the issuance of the securities, and the accounting treatment with the impact on the financial statements. Furthermore, the three sections noted should be expanded to provide appropriate disclosure to the accounting treatment and impact on the financial statements.

Response

The Company has accounted for the detachable warrants and beneficial conversion feature related to the Golden Gate convertible denture in accordance with EITF 00-27.
Additionally, note disclosure no. 8 to the financial statements describes the accounting treatment.

Business, page 19
Product and Service Description, page 20

27. Reference is made to the second paragraph. Clarify whether you own all titles that are sold to your customers in addition to those titles that are rented to your subscribers.

Response

We have revised to state that in the event that a title is purchased on the Company's web site that is not in the Company's inventory, the Company will then purchase such item from its supplier. The disclosure clearly states that all items rented are owned by the Company.

28. Refer to the fourth paragraph of this section and clarify what type of 10% discount you are offering to current subscribers.
For example, are you offering products at a 10% discount from retail?

Response

We have clarified that the 10% discount is from the Company's retail price.

29. Please discuss if appropriate how your shipping charges compare to the shipping charges charged by other on-line stores.
Quantify these amounts to the extent feasible.

Response

We have revised to include a discussion of shipping charges.

Sale of DVD's and Games. page 21

30. Please quantify the impact that these sales have had on your revenues, and how recently these "new offerings" first appeared on your website.

Response

We have quantified the impact of the sales and when they appeared on our web site.

Fulfillment,  page 21

31. Please revise this section to discuss how your new distribution center in Sterling, Colorado will impact your fulfillment process.

Response

We have revised this section to discuss the fact that we are no longer utilizing a fulfillment center and now have three distribution centers.

32. Expand the paragraph to discuss your fulfillment process including, but not limited to, the parties responsible for filling the rental request.

Response

We have discussed the fulfillment process.

Marketing,  page 22

33. Refer to the first paragraph. We do not understand your statement 'Participants of the affiliate program can receive up to $70.00 for each new subscriber sale." Please revise to clarify.

Response

We have revised to clarify the affiliate program.

34. Also, please briefly explain the role of the Commission Junction entity in your marketing and business operations

Response

We have deleted the reference to the Commission Junction.

35.  Please revise to discuss your military discount program.

Response

We have revised to include a discussion of the military discount program.

Research and Development page 23

36. Please expand your disclosure to discuss any research and development activity in 2004

Response

We have revised the R&D discussion to discuss 2004.

Description of Properties, page 23

37. Please expand your disclosure to include your warehouse locations. Refer to Item 102 of Regulation S-B.

Response

We have revised the discussion to include warehouse locations.

Directors and Executive Officers, page 24

38. Please update this section and the executive compensation table as necessary to reflect the recent changes in your management team.

Response

Both sections have been update to reflect the changes in management.

Committees of the Board of Directors, page 25

39. Please disclose whether either member of your audit committee is a financial expert. Refer to Item 401(c)(1)(i) of Regulation S-B.

Response

We have revised to disclose that Mr. De Joya serves as the audit committee financial expert.

Other Compensation, page 27

40. Please update this section to reflect recent developments with your Non-Employee Directors and Consultants Retainer Stock Plan, and the Stock Incentive Plan.

Response

This section has been updated to reflect recent developments.

Selling Stockholders, page 34

41.  Please tell us supplementally whether Golden Gate Investors,
Inc. is a broker-dealer or an affiliate of a broker-dealer.

Response

Golden Gate Investors, Inc. has advised us that it is not a broker-dealer or an affiliate of a broker dealer.

Financial Statements for the Quarterly Period Ended September 30. 2004 Consolidated Balance Sheet, page F-i

42. Revise the balance sheet to reflect common stock options receivable as a reduction of stockholders' equity, unless the receivable was collected prior to the issuance of the financial statements. See Staff Accounting Bulletin Topic 4;E. Also, revise the Notes to the financial statements to disclose the event(s) giving rise to the common stock options receivable. Please make all necessary changes throughout the filing.

Response

The Company has reflected the requested changes in our year ended December 31, 2004 and 2003 financial statements.

Note 2 - Significant Accounting  Policies. Page F-5
Revenue Recognition

43. As requested in our prior comment number 67, expand your revenue recognition policy to disclose how you will recognize revenues from on-line DVD and Game rentals that will be fulfilled by a national entertainment distributor as discussed in Note 15 to your audited financial statements for the year ended December 31, 2003. Also, provide us with your analysis using the indicators set forth in EITF 99-19 to support your gross reporting (as discussed in your response to prior comment number 67) for this type of arrangement.

Response

The Company has revised the footnotes as requested

44. Please revise the Notes to the financial statements to present separate disclosure of revenues and the cost of sales associated with the sale of products and revenues and related cost from providing services. See paragraph 37 of SFAS 131.

Response

The Company has provided a separate disclosure of revenue and cost of sales as requested. See note disclosure no. 1.

45. Reference is made to Note I (DVD's and Games Library) to your audited financial statements for the year ended December 31, 2003. You disclose that you depreciate your DVD's and games library over twenty-four months and that no salvage value is provided as the library is not intended to be sold. You also disclose that you have plans in place to provide sales of used
DVD titles at a discounted price in the fifth paragraph under the Business section of the filing. In this regard, please expand Note 2 to the interim financial statements to disclose how the plan to sell used DVDs will impact your accounting policy related to depreciating your DVD's and games library.

Response

The Company provided additional discussions in note disclosure no. 1 "DVDs and Video Games Library" in the Company's year ended
December 31, 2004 and 2003 financial statements.

Note 3. Prepaid Consulting Expenses. page F-6

46. Reference is made to the last paragraph. The penultimate sentence in the paragraph is not clear. In this regard, please expand your disclosure to clarify the number of shares issued for consulting services during the nine month interim period ended September 30, 2004, how you valued the stock that was issued for the consulting services, and your rationale for classifying the pre-paid consulting services as contra-assets in your financial statements. In this regard, your disclosure should be similar to the information that was included in your response to our previous comment number 62. Similarly, revise
Note 5 to your audited financial statements for the year ended
December 31, 2003.

Response

The Company has expensed all its prepaid consulting expenses as of December 31, 2004.

Financial Statements for the Year Ended December 31, 2003
Note 11.  Gain From Extinguishment, page F-22

47.  Reference is made to your response to our prior comment number
71. Supplementally tell us, with a view toward expanded disclosure: (1) the date you consummated the merger transaction in which you assumed the accrued payables that were extinguished, (2) whether you issued stock in the merger transaction, (3) the date(s) the accrued payables were originally incurred, (4) the statue of limitation time limit(s),
(5) how you determined that the accrued payables were valid on the date of the merger, and (6) any recourse the debtor(s) may have in view of the expiration of the statute of limitations. Assuming a satisfactory response to reporting the transaction
(ie, the expiration of the statute of limitations related to the accrued payables) as a gain on the extinguishment of debt, the notes to the financial statements should be expanded to disclose the reasons why your accounting (including the timing of the gain recognition) is appropriate under your circumstances. We may have further comments

Response

1.  The Syconet merger was October 31, 2002.

2.  The stock was exchanged share-for-share with Naturally
Safe - 28,139,801 shares.

3.  The Syconet accrued payables were incurred in 2000.

4. The Company has advised that the statute of limitations for the payable was 3 years.

5. The Company has determined that it was unable to determine that the payable was valid at the time of the merger as the Company was not in contact with the debtors. As a result, the Company took a conservative approach and elected to keep the debt on its balance sheet until the statute of limitations has run.

6. The Company does not believe that the debtors will have any recourse in view of the expiration of the statute of limitations

Item 26. Recent Sales of Unregistered Securities, page 11-2

48. We note several issuances of stock described on Page F-11 of the financial statements, which we were unable to locate in this section. For example, 5,500,000 shares were issued for consulting services sometime in 2002. Please revise or advise us as to whether these transactions were registered.

Response

We have revised to include all unregistered issuances of securities.

The following issuance were registered:

2002

     - 5,500,000 shares issued for consulting services were registered on Form S-8.

     - 8,753,848 shares issued for consulting services were registered on Form S-8.

2003

     - 37,500,000 shares issued for consulting services were registered on Form S-8.

     - 139,395,167 shares issued for consulting services were registered on Form S-8.

2004

     - 79,803,525 shares issued for consulting services were registered on Form S-8.

     - 67,042,294 shares issued for consulting services were registered on Form S-8.

Other

49. Update your financial statements and related information pursuant Item 310(g) of Regulation S-B. In this regard, as the conditions in item 310(g)(2) have not been met, audited financial statements for the fiscal year ended December 31, 2004 will be required to be included in the amendment.

Response

The financial statements have been updated.

50. Please provide manually signed currently dated independent accountants' consents with any amendment.

Response

We have included a manually signed consent with the amendment.

***

Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

Sincerely,

/s/Stephen Fleming
Stephen Fleming